www.resverlogix.com

RESVERLOGIX

08002325

RECEIVED

2008 MAY -5 A 9:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

May 1, 2008

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between April 16, 2008 through April 30, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

K Bernard

FOR— Kelly McNeill
Chief Financial Officer

PROCESSED
MAY 12 2008 E
THOMSON REUTERS

KM/jch
Enclosures

dw 5/7

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. **Date of Material Change**

April 21, 2008

3. **News Release**

April 21, 2008 via CNW Group

4. **Summary of Material Change**

Resverlogix Corp. ("Resverlogix") announced today that 948,700 stock options due to expire April 25, 2008 will automatically be extended pursuant to the Company's stock option plan and in accordance with TSX Staff Notice 2006-0001.

5. **Full Description of Material Change**

Resverlogix Corp. ("Resverlogix") announced today that 948,700 stock options due to expire April 25, 2008 will automatically be extended pursuant to the Company's stock option plan and in accordance with TSX Staff Notice 2006-0001. The Company's stock option plan provides that in the event that stock options would otherwise expire during a "blackout" trading restriction imposed by the Company under its Corporate Governance Policy, then such options shall be extended until 10 business days following the date the blackout period is lifted by the Company. This is to give the option holders fair and reasonable opportunity to exercise their options.

While it is not the Company's normal policy to publicize blackout dates, given the significant number of options in question and the fact they are held by directors and senior officers of the Company, Resverlogix desired to clarify the options' status to ensure the market was not in any way misled. It is not known at this time when the blackout period will be lifted.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

April 21, 2008

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Resverlogix Share Option Extension

TSX Exchange Symbol: RVX

CALGARY, April 21 /CNW/ - Resverlogix Corp. ("Resverlogix" or the "Company") (TSX:RVX) announced today that 948,700 stock options due to expire April 25, 2008 will automatically be extended pursuant to the Company's stock option plan and in accordance with TSX Staff Notice 2006-0001. The Company's stock option plan provides that in the event that stock options would otherwise expire during a "blackout" trading restriction imposed by the Company under its Corporate Governance Policy, then such options shall be extended until 10 business days following the date the black out period is lifted by the Company. This is to give the option holders fair and reasonable opportunity to exercise their options.

While it is not the Company's normal policy to publicize blackout dates, given the significant number of options in question and the fact they are held by directors and senior officers of the Company, Resverlogix desired to clarify the options' status to ensure the market was not in any way misled. It is not known at this time when the blackout period will be lifted.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Don McCaffrey, President & CEO, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495; Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 09:20e 21-APR-08

-35003

www.resverlogix.com

RESVERLOGIX

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

TSX Exchange Symbol: **RVX**

Dosing for RVX-208 Phase 1a Clinical Study Completed

Phase 1a study objectives were met

April 22, 2008, Calgary, AB – Resverlogix Corp. ("Resverlogix" or the "Company") (TSX:RVX) announced today that it has completed dosing of its Phase 1a safety, tolerability and pharmacokinetics study for its lead drug candidate, RVX-208, which addresses the dyslipidemia market. "Initial results from the emerging data are very good," declared Donald J. McCaffrey, President & CEO of Resverlogix. "As reported earlier this year the most remarkable results from this study continue to be the outstanding pharmacokinetics (drugability) of RVX-208. With these successful results in hand we are now planning for our Phase 1b/2a trial which, pending discussions and approval from the FDA, we expect to start later this year."

The primary objectives of the Phase 1a trial were to examine the safety, tolerability and pharmacokinetics of RVX-208. This study successfully met those objectives. In addition to the completed Phase 1a human clinical trial, RVX-208 has been the subject of 126 preclinical studies to date, comprising safety, toxicity, pharmacokinetics and pharmacology studies. The Company has selected the dosages to be used in the 28-day Phase 1b/2a study.

"We are very pleased with these promising results which indicate that RVX-208 is a safe and well tolerated drug," stated Dr. Jan Johansson, MD, PhD, Senior Vice President Medical Affairs of Resverlogix. "We are in the process of finalizing the tables, figures and legends for this past study." A review of the pharmacokinetic data was recently presented at the Arteriosclerosis, Thrombosis and Vascular Biology conference in Atlanta, GA.

About Cardiovascular Disease (CVD)

CVD can be generally defined as any abnormal condition characterized by dysfunction of the heart and blood vessels. CVD includes atherosclerosis (especially coronary heart disease which can lead to heart attacks), cerebrovascular disease (stroke), and hypertension (high blood pressure). The underlying cause of most CVD is a gradual clogging of the arteries (atherosclerosis) that supply blood to the heart, brain and other vital organs.

The American Heart Association estimates that almost 80 million American Adults have one or more types of cardiovascular disease. CVD remains the number one killer of developed nations. Nearly 2400 Americans die each day from cardiovascular disease – that is 1 person will die every 36 seconds.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual

results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further Information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Sarah Zapotichny
Manager, Investor Relations
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Sarah@resverlogix.com

Website: www.resverlogix.com

END